Filed pursuant to Rule 253(g)(2)

File No. 024-11201

OFFERING CIRCULAR SUPPLEMENT NO. 2 DATED JULY 8, 2020

(To the offering circular dated May 13, 2020 and qualified on MaY 22, 2020)

Hemp Naturals, INC.

(Exact name of registrant as specified in its charter)

Date: July 8, 2020

Delaware	3990	47-5604166
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

16950 North Bay Road, Suite 1803
Sunny Isles Beach, Florida 33160

Telephone: 347-301-8431

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.hempofnaturals.com

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Hemp Naturals, Inc. (the "Company," "we," "us," or "our") dated May 13, 2020 and qualified by the Commission on May 22, 2020 ("Offering Circular") and subsequently supplemented on June 26, 2020.

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.03 per share. We completed a 1-600 reverse stock split with a daily list announcement date of June 30, 2020 and a market effective date of July 1, 2020. Our new CUSIP is 42370R203. The total shares outstanding pre-split was 1,023,521,895. The total shares outstanding post-split is 1,705,896. A “D” has been appended as the 5th character on our ticker symbol for 20 days including the market effective date. We will have approximately 68,372,563 common shares issued and outstanding if we sell all shares allowable pursuant to the offering at the fixed price of $0.03 per share and receive maximum proceeds in the amount of $2,000,000.

OFFERING CIRCULAR SUPPLEMENT DATED JULY 8, 2020

UP TO A MAXIMUM OF 1,000,000,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.03	None	Up to Maximum of $2,000,000